Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1: <u>Broker-Dealer Operator Trading Activities on the ATS</u>
a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (*e.g.,* quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

<mark>Yes1</mark>No1

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (<u>e.g.,</u> NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (*e.g.,* principal, agency, riskless principal).

CGMI Business Units have the ability to place conditional orders ("COs") in CitiBLOC through CGMI's suite of electronic algorithmic trading strategies ("Algorithms") and internal order management systems ("OMSs"). Each business unit ("Business Units") listed below is part of Citigroup Global Markets, Inc. ("CGMI"), leverages the SBSH market participant identification code ("MPID") and can place COs in the trading capacities noted below.

(a)   CASH SALES TRADING and CASH TRADING facilitate institutional customer orders in NMS Stocks and OTC securities. Cash Sales Trading can send client orders (in NMS Stocks) to CitiBLOC as COs in the capacity of agency, and Cash Trading can send COs (in NMS Stocks) to CitiBLOC as agency or as principal.

(b)   INTERNATIONAL TRADING facilitates institutional client orders in American Depository Receipts and local ordinary securities. International Trading can send COs (in NMS Stocks) to CitiBLOC as agency or as principal.

(c)   RISK ARBITRAGE facilitates institutional client orders in international securities, NMS Stocks, and OTC securities, specializing in the securities of companies in announced transactions (e.g., mergers and acquisitions, tender offers etc.). Risk Arbitrage can send COs (in NMS Stocks) to CitiBLOC as agency or as principal.

(d)   CONVERTIBLES TRADING facilitate institutional client orders in NMS Stocks and OTC securities that are convertible securities. Convertibles Trading can send client orders (in NMS Stocks) to CitiBLOC as COs in the capacity of agency or as principal.

(e)   DERIVATIVES SALES TRADING and DERIVATIVES TRADING facilitates institutional client orders in listed options, including complex options and OTC derivatives. Derivatives Sales Trading can send client orders (in NMS Stocks) to CitiBLOC as COs in the capacity of agency, and Derivatives Trading can send COs (in NMS Stocks) to CitiBLOC as agency or as principal.

(f)   ETF TRADING facilitates institutional client orders in Exchange Traded Funds (ETFs). ETF Trading can send COs (in NMS Stocks) to CitiBLOC as agency or as principal.

(g)   CENTRAL RISK manages a portfolio of CGMI positions incurred from CGMI's facilitation activities. Central Risk can send COs (in NMS Stocks) to CitiBLOC as principal.

(h)   The ELECTRONIC EXECUTION COVERAGE (EE Coverage) facilitates institutional client orders in equity securities, including NMS Stocks and OTC securities as agent using CGMI's Algorithms (e.g., VWAP, etc.). The Electronic Execution Desk can send client orders to CitiBLOC as COs in the capacity of agency.

(i)   PROGRAM SALES and PROGRAM TRADING facilitates institutional client orders in equity securities, including NMS Stocks and OTC securities, entered as a program by the client. Program Sales can send client orders (in NMS Stocks) to CitiBLOC as COs in the capacity of agency. Program Trading can send orders (in NMS Stocks) to CitiBLOC as COs in the capacity of agency or principal.

(j)   DELTA ONE | SWAPS SALES and TRADING is the market making and hedging desk which provides financing-based execution of products offering linear exposure to equity risk (single stock, index and sector swaps, ETFs, EFPs, etc.) to clients. Delta One | Swaps Sales and Trading can send COs (in NMS Stocks) to CitiBLOC as principal.

(k)   SPECIAL EQUITIES TRANSACTIONS GROUP facilitates purchases and sales of issuers dealing in their own securities and sales of securities by issuer affiliates. Special Equities Transactions Group can send COs (in NMS Stocks) to CitiBLOC as agency or principal.

(l)   U.S. FUTURES, MUNICIPALS, HIGH YIELD and CREDIT TRADING business units can all hedge their exposure in U.S. Equities. These trading units can send COs (in NMS Stocks) as principal through Algorithms to CitiBLOC.

(m)   FIXED INCOME SALES handles client orders in fixed income securities, but may take equity orders for agency handling. Fixed Income Sales can send COs (in NMS Stocks) as agency through Algorithms to CitiBLOC.

CGMI does not have an electronic market making Business Unit that continuously provides liquidity to the CitiBLOC ATS.

~~CGMI Business Units can send COs marked as principal to CitiBLOC; however, all executions within CitiBLOC are reported as an agency cross to the Nasdaq trade reporting facility (TRF). Accordingly, a trade confirmation provided to a non-broker-dealer Subscriber will not reflect that CGMI traded as principal.~~

Item 2: <u>Affiliates Trading Activities</u> on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

Yes1 No1

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (*e.g.,* principal, agency, riskless principal).

CGMI is a subsidiary of Citigroup Inc., a global financial services firm ("Citi"). Many Affiliates of CGMI have the ability to send orders to a CGMI trading desk or to a CGMI Algorithm. The determination as to whether a CO is sent to CitiBLOC on behalf of a CGMI affiliate is made by the CGMI Algorithm. CGMI Affiliates are authorized to act as broker dealers or banks (or the local equivalent). Each Affiliate may enter orders for its Clients acting as agent, or may enter orders for its account as principal. ~~While Affiliates can send COs marked as principal, executions within CitiBLOC are reported as an agency cross to the Nasdaq trade reporting facility (TRF). Accordingly, a trade confirmation provided to a non-brokerdealer Subscriber will not reflect that CGMI (or its Affiliate) traded as principal.~~ Given that orders entered by an Affiliate are entered through CGMI, the applicable MPID is SBSH.

The following CGMI Affiliates can access CitiBLOC through CGMI:

(1) **U.S. Bank** -- Citibank N.A.

(2) **Branches of U.S. Bank** -- (i) Citibank N.A., Singapore branch and (ii) Citibank N.A. HK branch

(3) **Non-U.S. Broker Dealer** -- (i) Citigroup Global Markets Ltd., (ii) Citigroup Global Markets Europe Ltd., (iii) Citigroup Global Markets Singapore Securities Pte. Ltd., (iv) Citigroup Global Markets Singapore Pte. Ltd., (v) Citigroup Global Markets Asia Ltd, (vi) Citigroup Global Markets Korea Securities Limited, (vii) Citigroup Global Markets Australia Pty Limited, (viii) Citigroup Global Markets Canada Inc., (ix) Citigroup Global Markets (Proprietary) Limited, (x) Citigroup Global Markets Brasil, Corretora De Cambio Titulos E Valores Mobiliarios S.A., (xi) Citigroup Global Markets Taiwan Securities Company Limited, (xii)Citibanamex Casa de Bolsa, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Citibanamex, (xiii) Citigroup Global Markets Japan Inc., and (xiv) Dom Maklerski Banku Handlowego S.A.

(4) **Holding Company for Non-U.S. Investments** -- Citibank Overseas Investment Corporation

(5) **U.S. Broker Dealer** -- Citigroup Derivatives Markets Inc.

Item 7: <u>Protection of Confidential Trading Information</u>

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

i. written standards controlling employees of the ATS that trade for employees' accounts; and

GENERAL BACKGROUND AND SCOPE OF SUBSCRIBER CONFIDENTIAL TRADING INFORMATION --

CitiBLOC is comprised of standalone hardware (i.e., servers) and application software (collectively, the "Crossing Platform"). CitiBLOC does not share the Crossing Platform with any other CGMI systems; however, the Crossing Platform resides in the same datacenter (Equinix, NY4) cage as other CGMI systems.

As referenced below, CGMI maintains policies and standards designed to limit sharing of confidential information of Citi and of Citi's clients to those that have a "need-to-know" in order to support the operation and compliance of the ATS. In addition, as referenced below, CitiBLOC has written procedures in conjunction with a plan of supervision designed to ensure compliance with applicable industry rules and regulations with respect to supporting the operation and compliance of the ATS.

CitiBLOC considers Subscribers' Identities, COs in CitiBLOC, Invitations to Firm-up in CitiBLOC, Firmed-up Orders in CitiBLOC, executions in CitiBLOC and reports relating to the foregoing ATS data to be Subscriber confidential trading information.

Access to Subscriber confidential trading information is limited to those that have been approved for access to Subscriber confidential trading information that have a "need-to-know" in order to support the operation and compliance of the ATS and they may use that access for the sole purpose of their ATS responsibilities.

Below are references to functional groups and systems that have access to Subscriber confidential trading information, as well as an overview of the applicable safeguards and oversight procedures regarding Subscriber confidential trading information.

EMPLOYEES WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION -- CGMI has a dedicated CitiBLOC employee and shared employees from CGMI, or an Affiliate, as described in Part II,

Item 6(a). These employees have access to confidential trading information in order to support the operation and compliance of the ATS, and are prohibited from sharing confidential trading information with Persons not authorized to receive such information. CitiBLOC does not provide Subscriber confidential trading information to CGMI business units for the purpose of principal trading or any other purpose.

SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION -- All COs that enter CitiBLOC pass through CGMI's direct gateway. This direct gateway does not communicate confidential trading information to any other CGMI system. It is the only gateway into CitiBLOC.
COs sent through direct FIX connectivity to CitiBLOC do not pass through any CGMI system.

CGMI trading systems used by shared employees within Cash Sales Trading, Cash Trading and EE Coverage, as described in response to Part II, Item 6(a), can transmit confidential trading information to the extent orders handled by the Cash Sales Trading, Cash Trading and EE Coverage are routed to CitiBLOC. These systems convey information to those shared employees with respect to where their Clients' orders were routed or executed, which involve various market centers, including CitiBLOC

To the extent that CGMI's Algorithms route COs on behalf of CGMI, CGMI Clients, or CGMI Affiliates to CitiBLOC (see Part III, Item 5), CGMI's Algorithms access and transmit confidential trading information relating to such COs. CGMI's Algorithms make subsequent routing decisions based upon orders previously placed by Algorithms. Responses received pertaining to previously placed orders are used to update statistics (e.g. hit rate, fill rate) and to maintain status of whether most recent order placements resulted in a complete execution, partial execution or no execution. This information is maintained by symbol and side across all venues including CitiBLOC and used as a factor in subsequent allocation decisions.

CitiBLOC executions (trade reports) are electronically reported to the FINRA/Nasdaq trade reporting facility (TRF) in Carteret through Citi's trade reporting services. As an alternative, CitiBLOC has the ability to submit trade reporting to the back-up FINRA/Nasdaq TRF in Chicago. This trade reporting service provides limited shared employees (e.g. Production Support) the ability to manually enter, modify, cancel and upload trade reports in the event the automated trade reporting fails.

CBNA maintains a database that contains transaction related data. CitiBLOC data is segregated from other CGMI data.

The CitiBLOC employee and shared employees of the ATS leverage a proprietary application for real-time monitoring. FIX Engineering, Production Support, U.S. Connectivity and the ATS Supervisor use this application to query and monitor Subscribers' COs, Invitations to Firm-up, Firmed-up Orders and ~~agency crosses~~ Executions. This real-time monitoring tool is also used to monitor the health of CitiBLOC and the FIX gateway (e.g. alerts for rejects, market conditions and Reg SHO messages). In addition, shared employees also leverage third-party monitoring tools to monitor various components of infrastructure, related to the Crossing Platform.

SAFEGUARDING AND OVERSEEING SUBSCRIBER CONFIDENTIAL TRADING INFORMATION -- Access to CitiBLOC Crossing Platform, relevant CGMI applications to CitiBLOC, and Subscriber Confidential Trading Information:

Pursuant to CitiBLOC's plan of supervision and in conjunction with CitiBLOC's written procedures with respect to supporting the operation and compliance of the ATS, requests for access to the CitiBLOC Crossing Platform must be submitted through a formal process and are subject to approval by the ATS Supervisor (see Part II, Item 7 (d)). The ATS Supervisor is responsible for determining whether requesting personnel are required to gain access to support the operation or compliance of the ATS prior to access being approved.

Shared employees requesting access to CitiBLOC are also required to obtain approval from their direct manager, the CitiBLOC Application (Technology) Owner and then the ATS Supervisor (or approved Series 24 delegate). Any CitiBLOC employee or shared employee seeking access to CitiBLOC data must submit a request through Citi's Marketplace ("CMP") for a specific role. The role chosen determines the type of access in consideration to be approved. The ATS Supervisor (or approved Series 24 delegate) must review any request as the final approver before a Person is approved for access to CitiBLOC data. In reviewing access requests, the ATS Supervisor (or approved Series 24 delegate) considers factors including the employee's current role and whether the employee performs a function related to CitiBLOC. An employee request to gain access may be denied if their access is deemed to be unnecessary or inappropriate with respect to supporting the operation and compliance of the ATS.

Additionally, approved access requests are subject to a quarterly review by the ATS Supervisor (or approved Series 24 delegate) to confirm the appropriateness of access to CitiBLOC data. Access to CitiBLOC data is removed with respect to any employee previously classified as a shared employee at CitiBLOC whose role has changed to a role where access to CitiBLOC data is unnecessary or inappropriate or any employee who has been inactive, transferred or terminated.

Also pursuant to CitiBLOC's plan of supervision and in conjunction with its written procedures, a group consisting of the ATS Supervisor, Legal, Compliance, Technology and Business Management gather monthly for a CitiBLOC governance meeting to review and confirm the appropriateness of shared employees' access to CitiBLOC data. In addition to reviewing who has access to CitiBLOC data, Subscriber response ratios including Ranks, previous months' ATS performance, considerations for material or non-material technology or business related changes, regulatory updates, compliance and legal matters are amongst the primary topics discussed.

CGMI employee entitlements are captured in an internal system, Enterprise Entitlement Review System (EERS). Citi managers that have direct reports that have been approved for access to Subscriber confidential trading information must review their employee application entitlements at a minimum semi-annually. The CitiBLOC Supervisor is required to attest CitiBLOC shared employees entitlements have been reviewed in a timely basis by the shared employees' direct manager.

Pursuant to CitiBLOC's plan of supervision and in conjunction with CitiBLOC's written procedures, the ATS Supervisor (or approved Series 24 delegate) also conducts semi-annual reviews to ensure managers of CitiBLOC shared employees are reviewing entitlements of the shared employees, and the ATS shared employees only have access to ATS applications that are appropriate and necessary for their roles with respect to supporting the operation and compliance of the ATS.

PERSONAL TRADING RESTRICTIONS: Citi employees, including those with access to Subscriber confidential trading information, are subject to Citi policies that prohibit personal trading based on nonpublic or other confidential information.

Citi has a Personal Trading and Investment Policy that defines permitted and prohibited trading and investment activities, preclearance requirements, and requirements regarding the maintenance, disclosure and surveillance of a personal brokerage or trading accounts.

Employees and their families ("related persons") may only trade securities in Firm-approved outside brokerage accounts, and they are not allowed to use any confidential information for personal trading.

Employees (depending on their role) must enter a pre-approval request to trade via the Citi Employee Due Diligence (EmDD) system for every purchase and sale of a security executed in an employee investment account, which among other things, requires the approval of the employees' direct manager.

Employees' personal investment positions are subject to a holding period.

Employees are generally restricted from trading New Issues and in certain trading strategies involving Citi securities. Personal trades in securities or related derivatives on the Firm's Restricted List may be prohibited.

Prior to approving or rejecting any personal trading request, each employees' manager considers various factors that touch upon how closely related the proposed trade is to the employee's daily business activities. The employees' manager considers whether the proposed transaction potentially raises a conflict of interest or is otherwise not in the best interests of Citi.

Trading activity of employees of CGMI is reviewed by the employees' manager via the Citi Employee Due Diligence (EmDD) system to ensure that Subscriber confidential information is not used for employee personal trading. During the review of employee trading activity, managers of the employee look for pre-approvals, indications of improper trading activity that might interfere with such person's job responsibilities and excessive trading. CGMI's Employee Trading Surveillance Team also monitors activity in employee personal trading accounts. The ATS Supervisor and CitiBLOC shared employees are subject to the CGMI employee trading policy and are monitored on a regular basis via the CGMI Employee Due Diligence (EmDD).

On an annual basis, CGMI employees must confirm through the EmDD platform that the information about their reportable accounts on record is accurate, as well as certify that they understand, and will abide by, Citi's Employee Trading Policy.

Pursuant to CitiBLOC's plan of supervision and in conjunction with CitiBLOC's written procedures, the ATS Supervisor (or approved Series 24 delegate) conducts a monthly review of the employee's managers of the ATS shared employees to ensure that they are conducting their reviews of employee personal trading in a timely manner.

FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS: As a general matter, Citi employees are required to read and comply by the Citigroup Code of Conduct, which includes provisions that address safeguarding confidential information of Citi and others.

Pursuant to CitiBLOC's plan of supervision and in conjunction with its written procedures, on a semiannual basis, the CitiBLOC ATS Supervisor (or approved Series 24 delegate) attests that ATS shared employees have completed assigned annual compliance training which covers safeguarding confidential trading information.

CYBER RISK: Citi has adopted and implemented an intelligence-led strategy to establish, implement, review, and adjust its approach to manage cyber risks. The intelligence-led strategy is supported by corresponding information security programs, policies and procedures, governance and management structures, reporting, and metrics. This strategy is applicable to CitiBLOC.

MANDATORY ABSENCE: Pursuant to Citi Mandatory Absence Policy, employees who have the authority to execute transactions on behalf of CGMI and its Clients, or authority to make entries in Citi's books and records, as well as positions that can authorize, approve, or otherwise directly cause such activities to occur are subject to a mandatory absence. The objective of the policy is for employees to be absent from sensitive positions for a prescribed period of time. The CitiBLOC ATS Supervisor attests annually that ATS shared employees who are subject to the Citi Mandatory Absence Policy have satisfied their mandatory absence requirement.

Part III: Manner of Operations

Item 21: <u>Trade Reporting</u>

a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.

CitiBLOC transactions are reported by CGMI consistent with FINRA and SEC reporting requirements under the MPID "CBLC" to the FINRA/Nasdaq TRF in Carteret. As an alternative, CitiBLOC has the ability to submit trade reporting to the back-up FINRA/Nasdaq TRF in Chicago.

CitiBLOC executes buyers and sellers in a single ~~agency~~ cross and, pursuant to FINRA trade reporting guidance, sends a single ~~agency~~ cross report to the TRF and reports non-media reports for each Subscriber involved in the transaction.